EXHIBIT 99.1

[THOMSON LOGO]

May 10, 2005

The Thomson Corporation
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of The Thomson Corporation (the “Company”) held on May 4, 2005 in Toronto, Ontario. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular mailed to shareholders prior to the meeting.

This Report of Voting Results also specifies the number of proxies voted for and against and withheld from voting. The summary of votes submitted by proxy is provided for informational purposes only and does not reflect official results of voting, which was conducted by a show of hands.

1. Election of Directors

By a resolution passed by a majority of the votes cast by a show of hands, all of the 16 nominees were elected as directors to hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed. Management received proxies to vote on this matter as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David K.R. Thomson	504,168,394	96.40	18,830,960	3.60

W. Geoffrey Beattie	497,096,223	95.05	25,903,131	4.95

Richard J. Harrington	503,517,013	96.27	19,482,341	3.73

Ron D. Barbaro	522,671,103	99.94	328,251	0.06

Mary A. Cirillo	522,663,263	99.94	336,091	0.06

Robert D. Daleo	503,505,525	96.27	19,493,829	3.73

Steven A. Denning	522,084,708	99.83	914,646	0.17

V. Maureen Kempston Darkes, O.C.	499,175,724	95.44	23,823,630	4.56

Roger L. Martin	522,680,938	99.94	318,074	0.06

Vance K. Opperman	522,680,401	99.94	318,953	0.06

David H. Shaffer	503,505,150	96.27	19,494,204	3.73

John M. Thompson	522,679,028	99.94	320,326	0.06

Kenneth R. Thomson	503,508,647	96.27	19,490,707	3.73

Peter J. Thomson	503,288,224	96.23	19,711,130	3.77

Richard M. Thomson, O.C.	518,729,443	99.18	4,269,911	0.82

John A. Tory	496,900,700	95.01	26,098,654	4.99

2. Appointment of Auditors

By a resolution passed by a majority of the votes cast by a show of hands, PricewaterhouseCoopers LLP were reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Management received proxies to vote on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
521,816,644	99.78	1,156,544	0.22

3. 2005 Employee Stock Purchase Plans

By a resolution passed by a majority of the votes cast by a show of hands, the 2005 employee stock purchase plans were approved. Management received proxies to vote on this matter as follows:

Votes For	% Votes For	Votes Against	% Votes Against
501,379,344	96.27	19,438,736	3.73

4. Amended and Restated 2000 Stock Incentive Plan

By a resolution passed by a majority of the votes cast by a show of hands, the amended and restated 2000 stock incentive plan was approved. Management received proxies to vote on this matter as follows:

Votes For	% Votes For	Votes Against	% Votes Against
489,422,177	93.97	31,394,857	6.03

Yours very truly,

/s/ Paula R. Monaghan

Paula R. Monaghan Assistant Secretary